STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Long Term Fund
September 30, 2006 (Unaudited)

Bonds and Notes--102.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./Home Equity Loans--3.4%					
Small Business Administration,					
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	2,767,724		**2,693,971**
U.S. Government Agencies--2.0%					
Federal National Mortgage					
Association, Notes	5.80	2/9/26	1,600,000		**1,602,840**
U.S. Government Agencies/Mortgage-Backed--3.4%					
Government National Mortgage Association I:					
Ser. 2006-6, Cl. A 4.05%,					
10/16/23			259,875		254,230
Ser. 2006-9, Cl. A 4.20%,					
8/16/26			525,805		513,351
Ser. 2006-5, Cl. A 4.24%,					
7/16/29			1,917,281		1,874,692
					2,642,273
U.S. Treasury Bonds--67.7%					
4.50%, 2/15/36			4,020,000	a	3,853,234
5.25%, 11/15/28			10,470,000	b	11,072,035
5.25%, 2/15/29			7,565,000	b	8,001,765
6.00%, 2/15/26			1,500,000	b	1,716,681
6.13%, 11/15/27			3,500,000	b	4,094,727
7.13%, 2/15/23			1,650,000	b	2,073,072
7.25%, 8/15/22			3,500,000	b	4,431,056
7.63%, 2/15/25			10,175,000		13,593,963
8.00%, 11/15/21			3,275,000	b	4,382,359
					53,218,892
U.S. Treasury Inflation Protected Securities--1.0%					
2.00%, 1/15/16			809,908	c	**791,437**
U.S. Treasury Notes--24.9%					
4.25%, 8/15/13			5,770,000	b	5,650,094
4.50%, 2/28/11			1,500,000	b	1,494,844
4.50%, 9/30/11			6,295,000	a	6,272,873
4.75%, 5/15/14			2,380,000	b	2,400,920
4.88%, 8/15/16			3,660,000	a	3,730,342
					19,549,073
Total Bonds and Notes					
(cost $80,497,637)					**80,498,486**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @ 5.75		
(cost $15,345)	15,500,000	**1,061**

Short-Term Investments--14.0%	Principal Amount ($)		Value ($)
U.S. Treasury Bills:			
4.94%, 12/7/06	100,000	d	99,135
5.06%, 12/21/06	2,965,000		2,933,690

4.66%, 10/12/06	8,000,000	7,990,400
Total Short-Term Investments		
(cost $11,020,052)		**11,023,225**

Other Investment--.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $301,000)	301,000 e	**301,000**

Investment of Cash Collateral for Securities Loaned--43.0%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $33,802,638)	33,802,638 e	**33,802,638**

Total Investments (cost $125,636,672)	**159.8%**	**125,626,410**
Liabilities, Less Cash and Receivables	**(59.8%)**	**(47,032,377)**
Net Assets	**100.0%**	**78,594,033**

a Purchased on a delayed delivery basis.

b All or a portion of these securities are on loan. At September 30, 2006 , the total market value of the fund's securities on loan is $32,761,160 and the total market value of the collateral held by the fund is $33,802,638.

c Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
U.S. Treasury 5-Year Notes	16	1,688,250	December 2006	11,073
U.S. Treasury 10-Year Notes	163	17,614,188	December 2006	180,829
Financial Futures Short				
U.S. Treasury 2-Year Notes	132	(26,994,000)	December 2006	(84,563)
				107,339

See notes to financial statements.